

February 5, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

> **Re: Cuprina Holdings (Cayman) Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted January 26, 2024**
> **CIK No. 0001995704**

Dear David Quek Yong Qi:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 28, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management
Compensation of Directors and Executive Officers, page 134

1.   Please revise this section to provide compensation information for the year ended December 31, 2023.

Notes to Consolidated Financial Statements
1 - Organization and business overview
Reorganization of the Company's legal structure (the "Reorganization"), page F-7

2.   Please clarify your disclosure that the Reorganization resulted in a change in reporting

entity from Cuprina Pte. Ltd to Cuprina Holdings (Cayman) Limited as the financial statements including in your prior submissions were labeled as those of Cuprina Holdings (Cayman) Limited. Please also clarify if this is the reason for the changes to the issued and outstanding share capital of Cuprina Holdings (Cayman) Limited. In this regard, we note that your initial and outstanding share capital consisted of one Class A Ordinary Share prior to the Reorganization and now consists of 3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares after the Reorganization. If the change in reporting entity is not the reason for the change in share capital, please disclose the reasons for these changes.

Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mathew Lewis, Esq.